UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CHINA MEDIAEXPRESS HOLDINGS, INC.

(Name of Company)

Common Stock, par value $.001 per share

(Title of Class of Securities)

169442 100

(CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)

CUSIP No. 169442100	13D/A	Page 2 of 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bright Elite Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,803,231
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,803,231
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,803,231
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%*
14	TYPE OF REPORTING PERSON* CO

*Based on the beneficial ownership of 1,803,231 shares of Common Stock of the Reporting Person and 34,290,552 shares of total Common Stock of the Company issued and outstanding as of September 30, 2010, which figure is disclosed on the Company’s Amendment No. 1 to Form S-3 Registration Statement, filed with the Commission on October 5, 2010, the Reporting Person holds approximately 5.3% of the issued and outstanding Common Stock of the Company.

CUSIP No. 169442100	13D/A	Page 3 of 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON QINGPING LIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,803,231
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,803,231
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,803,231
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%*
14	TYPE OF REPORTING PERSON* IN

*Based on the beneficial ownership of 1,803,231 shares of Common Stock of the Reporting Person and 34,290,552 shares of total Common Stock of the Company issued and outstanding as of September 30, 2010, which figure is disclosed on the Company’s Amendment No. 1 to Form S-3 Registration Statement, filed with the Commission on October 5, 2010, the Reporting Person holds approximately 5.3% of the issued and outstanding Common Stock of the Company.

CUSIP No. 169442100	13D/A	Page 4 of 6

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the parties with the Securities and Exchange Commission (the “Commission”) on October 28, 2009.  This Amendment is not being filed to reflect any new event, but to amend and supplement previous disclosure.  Except as specifically amended below, all other provisions of the Schedule 13D remain in effect.

Items 5, 6 and 7 of the Schedule 13D are hereby amended and restated in their entirety as set forth below:

Item 5.	Interest in Securities of the Company.

(a)              (i)           Upon the consummation of the Share Exchange, Bright Elite beneficially owned 2,303,231 shares of Common Stock, representing 9.6% of the issued and outstanding Common Stock.  As of the date hereof, Bright Elite beneficially owned 1,803,231 shares of Common Stock, representing approximately 5.3% of the issued and outstanding Common Stock.

(ii)           Mr. Lin, as the sole member of Bright Elite may be deemed to be the beneficiary owner having power to direct the voting and disposition of the Common Stock held or controlled by Bright Elite.

(b)              (i)          As of the date hereof, Bright Elite beneficially owns 1,803,231 shares of Common Stock of the Company in which it has the sole power to vote or direct to vote, and the sole power to dispose of or direct the disposition of, representing in the aggregate approximately 5.3% of the total issued and outstanding shares of Common Stock.

(ii)           Although Mr. Lin directly owns none of the Common Stock, he may be deemed the beneficial owner of the 1,803,231 shares of Common Stock as sole member of Bright Elite pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”).

(c)              The transaction dates, number of shares of Common Stock purchased or sold and the average price per share for all transactions by the Reporting Persons in the Common Stock, within the last 60 days, which were all in a private transaction, are set forth below:

Name of Reporting Person	Date	Number of Shares Purchased/(Sold)	Average Price per Share
Bright Elite	October 12, 2010	(500,000)	$9.00
;

(d)              To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of the 1,803,231 shares of Common Stock reported in Item 5(b).

(e)              Not applicable.

CUSIP No. 169442100	13D/A	Page 5 of 6

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

In connection with the Transaction, Bright Elite entered into a lock up agreement, dated October 15, 2009 (the “Lock-up Agreements”), with the Company, whereby the Bright Elite agreed, among others, that it would not sell or otherwise transfer any of the shares of TM Common Stock received in the business combination, subject to certain exceptions, for a period of six months from the closing date of the Transaction or, with respect to the earn-out shares, from the date of issuance of such shares, for those shares beneficially owned by Bright Elite.

At the consummation of the Share Exchange, Messrs. Theodore S. Green and Malcolm Bird entered into a Voting Agreement with the Sellers including Bright Elite. The Voting Agreement provides, among other things, that, until March 31, 2012 (or March 31, 2013 if the shares subject to the earn-out provision have not been issued prior to such date) at any meeting called or action taken for the purpose of electing directors to the TM board of directors, each Seller including Bright Elite agrees to vote for two directors nominated by Mr. Green and Mr. Bird on behalf of the TM stockholders.

On October 12, 2010, Bright Elite entered into a Share Sale Agreement (the “Share Sale Agreement”) with Starr Investments Cayman II, Inc., a company organized with limited liability under the laws of the Cayman Islands (the “Starr”), pursuant to which Bright Elite sold to Starr 500,000 shares of Common Stock of the Company for an aggregate purchase price of $4.5 million (the “Share Sale Transaction”).

The foregoing description of the Lock-up Agreement and Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-up Agreement and the Voting Agreement attached as Annexes B and C, to the Company’s Definitive Proxy filed with the SEC on October 5, 2009 and is incorporated herein by reference.

Except as disclosed herein and in the Definitive Proxy filed by the Company on October 5, 2009, the Lock-up Agreement, the Voting Agreement and the Share Sale Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

2.1	Share Exchange Agreement, dated May 1, 2009 (1)

2.2	Amendment No. 1 to Share Exchange Agreement, dated September 30, 2009 (1)

10.1	Form of Lock-Up Agreement (1)

10.2	Form of Voting Agreement (1)

10.3	Share Sale Agreement (2)

(1) Incorporated by reference to the Definitive Proxy filed by the Company on October 5, 2009.

(2) Filed herewith.

CUSIP No. 169442100	13D/A	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  October 26, 2010

BRIGHT ELITE MANAGEMENT LIMITED

By:	/s/ Qingping Lin
Name: Qingping Lin
Title: Sole Director

/s/ Qingping Lin
Qingping Lin